Filed by Medtronic, Inc. pursuant to
Rule 425 under the Securities Act of 1933

Subject company: Medtronic, Inc

Commission File No. 333-121239

MEDTRONIC ANNOUNCES EXCHANGE OFFER FOR ITS
OUTSTANDING 1.25 PERCENT CONTINGENT CONVERTIBLE DEBENTURES DUE 2021

Minneapolis, Dec. 14, 2004 — Medtronic, Inc. (NYSE: MDT) announced today that it has filed a registration statement on Form S-4 regarding the exchange of $1,000 principal amount of its newly issued 1.25 percent Contingent Convertible Debentures, Series B due 2021 (the “New Debentures”), and an exchange fee of $2.50 per $1,000 principal amount of New Debentures, for each $1,000 principal amount of its outstanding 1.25 percent Contingent Convertible Debentures due 2021 (the “Old Debentures”). An aggregate of up to $1,973,146,000 principal amount of New Debentures will be exchanged for up to a like amount of Old Debentures.

Among its features, the New Debentures are convertible into cash and in part into Medtronic common stock subject to certain conditions, while the Old Debentures are convertible solely into Medtronic common stock. Because the overall changes in the terms of the New Debentures are not expected to be economically significant, the Company believes the exchange should be treated as tax-free to the holders of the Old Debentures for U.S. federal income tax purposes. The full terms of the exchange offer, a description of the New Debentures and the material differences between the New Debentures and the Old Debentures and other information relating to the exchange offer and Medtronic are set forth in the registration statement and prospectus included therein filed with the Securities and Exchange Commission on December 14, 2004.

The exchange offer commences on December 14, 2004 and will expire at midnight, New York City time, on January 12, 2005, unless extended or terminated by Medtronic. Holders must tender their Old Debentures prior to the expiration date if they wish to participate in the exchange offer. Wells Fargo Bank, National Association is the exchange agent for the exchange offer and trustee for the New Debentures. Deutsche Bank Securities Inc. is the financial advisor. Copies of the prospectus and related letter of transmittal may be obtained from Global Bondholder Services Corporation, which is serving as the information agent for the exchange offer. Global Bondholder Services’ address and telephone number are as follows:

Global Bondholder Services Corporation
65 Broadway—Suite 704
New York, NY 10006

Attention:	Corporate Actions
Telephone:	(212) 430-3774 (Banks and Brokers)
(866) 470-4300

A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE OR JURISDICTION.

     Medtronic, Inc., headquartered in Minneapolis, Minnesota, is the world’s leading medical technology company, providing lifelong solutions for people with chronic disease. Our Internet address is www.medtronic.com.

     Statements in this press release regarding the tax consequences of the exchange offer may be considered forward-looking statements, subject to the risk that our position may be challenged by the IRS, as more fully described in the prospectus.

Contact:

Rachael Scherer, Investor Relations, 763-505-2694

Bob Hanvik, Public Relations, 763-505-2635

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